

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2010

Mr. You-Bin Leng
Chief Executive Officer
Feihe International, Inc.
Star City International Bldg.
10 Jiuxianqiao Rd., C-16th FL
Chaoyang District, Beijing, 100016
China

> **Re:** **Feihe International, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 16, 2010**
> **Form 10-K/A for Fiscal Year Ended December 31, 2009**
> **Filed April 30, 2010**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2010**
> **Filed November 9, 2010**
> **File No. 001-32473**

Dear Mr. Leng:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

General

1.  Please address the comments that follow. We remind you that we also await your response to the comments we issued in our letter dated April 5, 2010, relating to your post effective amendments.

2.      Provide complete responses and, to the extent comments on one section or filing apply to similar disclosure elsewhere in the filing or in other filings, please address or make corresponding revisions to all affected disclosure.  This will minimize the need for us to repeat similar comments.

Form 10-K for Fiscal Year Ended December 31, 2009, Filed March 16, 2010

We Are Subject to Public Company Reporting and Other Requirements, page 13

3.      Please create a new risk factor to discuss under an appropriate caption the risks relating to the material weakness you discuss.  Also eliminate from the Risk Factors section language which qualifies or mitigates the risk you present, such as the final paragraph of this risk factor and the assertion under "Extensive regulation of the food processing and distribution industry" at page 16 that "we are currently in substantial compliance with all material governmental laws and regulations."

Results of Operations, page 27

Cost of Goods Sold, page 29

4.      We note you provide revenue by product type in your discussion of changes in sales, and you attribute your increase in revenues in part to increased sales quantities for "high profit margin products," and you discuss the fact that your raw milk powder is a "lower-margin" product.   Please tell us whether you believe your margin by product is a key performance indicator and how you considered providing cost of sales by product type. See SEC Release 33-8350.

Net Cash Provided by Operating Activities, page 30

5.      Certain amounts included in your disclosure do not clearly corroborate to amounts presented in your financial statements.  For example, you disclose the decrease in cash provided by operating activities was attributable to "an increase in net trade receivables of approximately $6.3 million", while the amounts on your balance sheet appear to have increased by $15.2 million (from $12.3 million to $27.5 million).  Please tell us how the amounts you disclose were derived, and please expand your disclosure accordingly.

6.      Please expand your disclosure to elaborate upon the material reasons for, and drivers of, the significant changes in assets and liabilities you cite.  For example, consider explaining why your days sales outstanding of accounts receivable and advances to customers have increased from the prior year.  This comment is also applicable to your interim disclosure on Form 10-Q.  In your response, please provide us with a sample of your proposed expanded disclosure.  See SEC Release 33-8350 for guidance.

Changes in Internal Controls, page 38

7.     We note your statements that since the year ended December 31, 2007, you have been
       implementing certain remedial measures.  Please revise to disclose the specific changes
       in internal control over financial reporting that occurred during you fourth fiscal quarter
       that have materially affected, or are reasonably likely to materially affect your internal
       control over financial reporting.

Statements of Consolidated Operations and Comprehensive Income, page F-5

8.     We note you subtract income attributable to noncontrolling interests from your "net
       income from continuing operations before noncontrolling interest" to arrive at "net
       income".  Per FASB ASC 810-10-45-19 and 45-20, consolidated net income should
       include amounts both attributable to owners and noncontrolling interests, and then
       attribute that net income between owners and noncontrolling interests as appropriate.
       Simultaneously, in accordance with FASB ASC 220-10-45-5, your presentation of
       comprehensive income should separately disclose the amounts attributable to owners and
       noncontrolling interests as well as the total amounts of consolidated net income and
       consolidated comprehensive income.  Please modify your presentation accordingly.
       Refer to FASB ASC 810-10-50-1A.

Consolidated Statements of Cash Flows, page F-8

9.     We note your presentation of a "net increase in cash of discontinued operations" of
       $2,108,429 and $3,106,821 for fiscal years 2009 and 2008, respectively.  Please tell us
       what this amount represents, how it was derived, and how it differs from the discontinued
       operations amounts presented separately within your operating, investing and financing
       cash flows.

Note 2 – Principal Accounting Policies – Acquisitions, page F-12

10.    We note you disclose that the cost of an acquisition is measured as the fair value of the
       assets given, "plus costs directly attributable to the acquisition."  Please tell us how this is
       consistent with the guidance in FASB ASC 805-10-25-23, or modify your disclosure
       accordingly.  As part of your response, please tell us the amounts of any costs you
       capitalized in conjunction with your acquisition of Longjiang Feihe.

Note 2 – Principal Accounting Policies – Earnings per share of common stock, page F-18

11.    Please tell us how your performance share obligations and redeemable common stock
       impacted the calculation of both the numerators and the denominators of your basic and
       diluted earnings per share calculations for the year ended December 31, 2009.  In your

response, please separately analyze the impact of your performance share obligations from the impact of your redeemable common stock. Please also tell whether you consider each of these to be a participating security within the scope of FASB ASC 260-10-45-58 through 45-70A as well as FASB ASC 480-10-45-4.

Note 26 – Common Stock and Equity Transactions, page F-41

"(3)… redeemable shares of common stock", page F-42

12.     Please expand your disclosure to address the accounting method used to adjust the carrying amount of your redeemable shares of common stock, or of not adjusted, the reasons why it is not probable that the instrument will become redeemable. Refer to paragraph 24 of FASB ASC 480-10-S99-3A.

Form 10-K/A for Fiscal Year Ended December 31, 2009, Filed April 30, 2010

Directors, Executive Officers and Corporate Governance, page 3

13.     Revise to provide complete biographical sketches which do not contain gaps or ambiguities with regard to time in the five year period which Item 401 of Regulation S-K requires you to discuss. Sketches requiring revision include those for Ms. Lee, Mr. Shen, and Mr. Chou.

14.     For each of your directors please "briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for [you] at the time that the disclosure is made, in light of [your] business and structure." See Item 401(e) of Regulation S-K.

Board's Role in Risk Oversight, page 6

15.     We note your disclosure that "[m]anagement is responsible for the day-to-day management of risks the company faces, while our board of directors, as a whole and through its committees, has responsibility for the oversight of risk management." Please advise us of the basis for your conclusion that disclosure pursuant to Item 402(s) of Regulation S-K is not necessary, and describe the process you undertook to reach that conclusion.

Executive Compensation, page 10

16.     Please revise to provide all the information Item 402 of Regulation S-K requires, including tables which follow the format specified by Item 402.

17.     Please provide further analysis of how you arrived at and why you paid each of the particular levels and forms of compensation for 2009.  Please provide sufficient quantitative and qualitative analysis of the factors the compensation committee considered in making specific compensation awards.

18.     In that regard, we note that you awarded your named executive officers merit-based increases to salaries.  Please describe the performance targets the compensation committee uses in making its determination to award the merit-based increases to salaries with regard to the corporate performance factors, including stock prices, sales, and revenue.

Setting Executive Compensation, page 10

19.     We note that the company reviews compensation data of a peer group and comparable competitive market compensation from recruiting or investor relations firms to assist it in making compensation decisions.  Please revise to include the names of all the companies in the peer group the compensation committee examines in making its determinations.  Further, name the recruiting or investor relations firms the compensation committee uses to determine comparable competitive market compensation.

2009 Stock Incentive Plan, page 12

20.     We note your disclosure that you amended the targets in December 2009 such that the three listed individuals retained stock options that otherwise would have been canceled.  Explain further how this is consistent with the stock option plan.  Also discuss in necessary detail what criteria are used in changing performance targets for these purposes.  We may have additional comments.

Form 10-Q for Fiscal Quarter Ended September 30, 2010, Filed November 9, 2010

Controls and Procedures, page 33

21.     You indicate in this report and your prior filings on Form 10-Q that "Management is still in the process of evaluating the effectiveness of our disclosure controls and procedures for 2010."  By not providing the disclosure required by Item 307 of Regulation S-K, you fail to satisfy the requirements of Item 4 of Form 10-Q.  Please amend your filing on Form 10-Q accordingly.  This comment is also applicable to your Form 10-Q filings for the periods ended June 30, 2010 and March 31, 2010.

Closing Comments

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact James Giugliano at (202) 551-3319 or Mark Shannon, Branch Chief, at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters.  Please contact Doug Brown at (202) 551-3265, Timothy Levenberg at (202) 551-3707 or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director